UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 001-37563

For the month of: October, 2015

KLONDEX MINES LTD.

1055 West Hastings St., Suite 2200, Vancouver BC, V6E 2E9, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2015	“Barry Dahl”
Barry Dahl
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release announcing third quarter 2015 results dated October 23, 2015